FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Pascal Soriot, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

Forfeiture and awards of shares under long-term incentive plans (LTIPs)

On 11 June 2013, Mr Soriot both forfeited and was granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and was granted an award under the terms of the AstraZeneca Performance Share Plan (AZPSP) over the Company's ordinary shares.  A summary of these plans can be found in the AstraZeneca Annual Report and Form 20-F Information 2012 which is available on the Company's website
www.astrazeneca.com.

Name	Shares forfeited under AZIP	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
Pascal Soriot	69,108
		89,960	125,113	3297p

The AZIP award is subject to a four-year performance period (1 January 2013 to 31 December 2016) and a subsequent four-year holding period (1 January 2017 to 31 December 2020).

The AZPSP award is subject to a three-year performance period (1 January 2013 to 31 December 2015).

The AZIP award of 89,960 shares comprises 20,852 shares awarded in the normal operation of LTIPs in 2013 and a previously-announced award of 69,108 shares to replace an award originally made when Mr Soriot joined the Company in October 2012, which he agreed to forfeit at the request of the AstraZeneca PLC Remuneration Committee.

More information about the forfeiture and the replacement AZIP award, and about the performance measures that relate to these AZIP and AZPSP awards is set out in the Remuneration Committee Chairman's Speech and Presentation which was presented to shareholders at the Company's 2013 AGM, and which can be found at
www.astrazeneca.com/Investors/Shareholder-information/Annual-General-Meeting.

Purchase of shares

On 11 June 2013, Mr Soriot notified us that, on 11 June 2013, he acquired an interest in 81,600 AstraZeneca PLC Ordinary Shares of $0.25 each at a price of 3295 pence per share.

Total interest in shares

As a result of the above transactions, Mr Soriot has an interest in 415,580 ordinary shares which represents approximately 0.03% of the Company's issued ordinary capital.

A C N Kemp
Company Secretary
12 June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 June 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary